

03022823

82- SUBMISSIONS FACIN[G SHEET]

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Expo Resources Inc.

*CURRENT ADDRESS 1239 SIR David Drive
Oakville, Ontario L6J 6Y9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

FILE NO. 82- 34730 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 6/16/03

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1214483

1

Ontario Ministry of Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 1 8 DÉCEMBRE, 1996

Director / Directeur
Business Corporations Act / Loi de sur les compagnies

03 APR 23 AM 7:21

Form 1
Business Corporations Act

Formule 1
Loi sur les sociétés par actions

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: *Dénomination sociale de la société:*

EXPO RESOURCES INC.

2. The address of the registered office: *Adresse du siège social:*

1239 Sir David Drive

(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)

Oakville, Ontario — L6J 6Y9

(Name of Municipality or Post Office)
(Nom de la municipalité ou du bureau de poste)

(Postal Code)
(Code postal)

3. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*

Minimum one
Maximum five

4. The first director(s) is/are: *Premier(s) administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille*	Residence address, giving street & No. or R.R. No. or municipality and postal code *Adresse personnelle, y compris la rue et le numéro, le numéro de la R.R. ou, le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident canadien Oui/Non*
Steve Baran	1239 Sir David Drive Oakville, Ontario L6J 6Y9	Yes

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise:

Limites, s'il y a lieu imposées aux activitiés commerciales ou aux pouvoirs de la sociéte:

NONE

6. The classes and any maximum number of shares that the corporation is authorized to issue:

Categories et nombre maximal, s'il y a lieu d'actions que la sociéte est autorisée à émettre:

The Corporation is authorized to issue an unlimited number of shares in any class.

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série:

Not applicable.

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes:

4

There are no restrictions.

9. Other provisions, if any, are:

Autres dispositions, s'il y a lieu:

Not applicable.

10. The name and addresses of the incorporators are:

Nom et adresse des fondateurs:

First name, initials and surname or corporate name *Prénom, initiale et nom de famille ou dénomination sociale*	Full residence address or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code *Adresse personnelle au complet, adresse du siège social ou adresse de l'établissement principal, y compris la rue et le numéro de la R.R., le nom de la municipalité et le code postal*
Steve Baran	1239 Sir David Drive Oakville, Ontario L6J 6Y9

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

Signatures of Incorporators
(Signatures des fondateurs)

Steve Baran

Steve Baran

Ontario — Ministry of Consumer and Commercial Relations / Ministère de la Consommation et du Commerce — Companies Branch, 393 University Ave Suite 200, Toronto ON M5G 2M2 / Direction des compagnies, 393 ave University Bureau 200, Toronto ON M5G 2M2

For Ministry Use Only / À l'usage du ministère seulement — Page/Page 1 of/de ____

Form 1 - Ontario Corporation/ Formule 1 - Personnes morales en Ontario

Initial Return/Notice of Change/ Rapport initial/Avis de modification Corporations Information Act/Loi sur les renseignements exigés des personnes morales

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

1. | | Initial Return / Rapport initial | Notice of Change / Avis de modification |
|---|---|---|
| Business Corporations/ Société par actions | | |
| Not-For-Profit Corporation/ Personne morale sans but lucratif | | |

For Ministry Use Only / À l'usage du ministère seulement: I

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 1214483

3. Date of Incorporation or Amalgamation/ Date de constitution ou fusion — Year/Année: 1996 Month/Mois: 12 Day/Jour: 18

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation: EXPO REOURCES INC.

5. Address of Registered or Head Office/Adresse du siège social
- c/o / a/s: Steve Baran
- Street Number/Numéro civique: 1239
- Street Name/Nom de la rue: Sir David Drive
- Suite/Bureau:
- Street Name (cont'd)/Nom de la rue (suite):
- City/Town/Ville: Oakville ONTARIO, CANADA
- Postal Code/Code postal: L6J 6Y9

For Ministry Use Only/ À l'usage du ministère seulement

6. Business Address/Adresse d'affaires
- [X] Same as Registered or Head Office/ Même que celle du siège social
- [ ] Not Applicable/ Ne s'applique pas
- Street Number/Numéro civique:
- Street Name/Nom de la rue:
- Suite/Bureau:
- Street Name (cont'd)/Nom de la rue (suite):
- City/Town/Ville: ONTARIO, CANADA
- Postal Code/Code postal:

7. Activity Classification Code/Code de classification des activités

A	B	C	D	E	F	G	H	I	J	K	L	M	O	P	Q	R
			X		X					X		M				

8. Language of Preference/Langue préférée — English - Anglais: X; French - Français: ; None of the Above / Aucun de ces choix: X

9. **Information on Directors/Officers must be completed on Schedule A as requested.** If additional space is required, photocopy Schedule A /**Les renseignements sur les administrateurs ou les dirigeants doivent être fournis dans l'annexe A, tel que demandé.** Si vous avez besoin de plus d'espace, vous pouvez photocopier l'annexe A.

Number of Schedule A(s) submitted/Nombre d'annexes A présentées: Two (At least one Schedule A must be submitted/Au moins une annexe A doit être présentée)

10. I/Je soussigné(e), (Print or type name in full/Dactylographier ou inscrire les noms et prénoms en caractères d'imprimerie) Steve Baran certify that the information set out herein, is true and correct. atteste que les renseignements précités sont véridiques et exacts.

Signature: Steve Baran

Check appropriate box / Cocher la case pertinente
- D) [X] Director/Administrateur
- O) [X] Officer /Dirigeant
- P) [ ] Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE: Sections 13 and 14 of the **Corporations Information Act** provide penalties for making false or misleading statements or omissions. Les articles 13 et 14 de la **Loi sur les renseignements exigés des personnes morales** prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

FOR MINISTRY USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT — [ ] See Deficiency Letter enclosed / Voir l'avis d'insuffisance ci-joint

07200(04/96)

Revenue Canada | Revenu Canada

OTTAWA ON K1A 1A2

January 31, 1997

RC13(E)
Rev. 96
066714

BN: 89211 5585

EXPO RESOURCES INC
1239 SIR DAVID DRIVE
OAKVILLE ON L6J 6Y9

BUSINESS NUMBER
REVENUE CANADA
36 ADELAIDE ST. EAST
TORONTO ON M5C 1J7

Telephone: 1-416-954-3400

Toll-free in Canada: 1-800-959-5525

In response to your recent request, we have assigned a Business Number (BN) to your business and opened the account(s) listed on the attached on your behalf. Please provide your BN, including the account identifier, when you contact Revenue Canada.

Enclosed is a summary of the information you provided to us when you requested a BN. If you find any errors or omissions, please let us know. If you are returning the summary by mail, put it in the enclosed envelope so that our address shows in the envelope's window. Please keep the second copy of the summary for your records.

We have also enclosed a flyer which provides more details about the BN. If you requested publications with specific information on your new account(s), they will be mailed to you separately. If you have opened a goods and services tax (GST) account, the package will include a flyer describing some of the GST options available to your business. **You must exercise these GST options within a limited time.**

If you have any questions about your new accounts, or if you need to open additional accounts, please contact the office listed above. Our staff can give you the locations of other Revenue Canada offices across the country, if you need them.

Pierre Gravelle, Q.C.
Deputy Minister of National Revenue

Enclosures

Si vous désirez que nous communiquions avec vous en français, veuillez contacter le bureau de Revenu Canada le plus proche. Si vous vous trouvez à l'extérieur de la zone d'appel locale (au Canada), vous pouvez composer, sans frais, le 1-800-959-7775.


Canada

03 APR 23 AM 7:21

Expo Resources Inc.
Financial Statements
First Quarterly Report for the three months ended
March 31, 2003
(unaudited)

	Page
Balance Sheet	2
Statement of Loss and Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5

Expo Resources Inc.
Balance Sheet
For the three months ended March 31, 2003

Assets

	2003	2002
Current		
Cash	$ 5,951	$ 9,919
	5,951	9,919
Other		
Mining interests	41,250	41,250
	$ 47,201	$ 51,169

Shareholders' Equity

	2003	2002
Share Capital		
Authorized:		
- An unlimited number of common shares		
Issued:		
- 2002: 2,700,000	105,000	105,000
Deficit (Page 3)	(57,799)	(53,831)
	47,201	51,169
	$ 47,201	$ 51,169

Approved on behalf of the Directors

(Signed): "Steve Baran" Director

(Signed): "Richard Williams" Director

See accompanying notes to financial statements

Expo Resources Inc.
Statement of Operations and Deficit
For the three months ended March 31, 2003

	2003	2002
Operating Expenses		
Directors fees	$ 2,400	$ 12,600
Travel and automobile	1,568	11,798
Mining exploration costs	-	7,357
	3,968	31,755
Net (Loss) for the Period/Year	(3,968)	(31,755)
(Deficit), Beginning of Year	(53,831)	(22,076)
(Deficit), End of Period/Year	$ (57,799)	$ (53,831)
Income (Loss) Per Share	$ (0.0015)	$ (0.026)

See accompanying notes to financial statements

Expo Resources Inc.
Statement of Cash Flows
For the three months ended March 31, 2003

	2003	2002
Operating Activities		
Net loss for the Period/Year	$ (3,968)	$ (31,755)
	(3,968)	(31,755)
(Used in) Operating Activities	(3,968)	(31,755)
Financing Activities		
Issuance of common shares	-	25,000
Provided by Investing Activities	-	25,000
Increase (decrease) in Cash for the Period/Year	(3,968)	(6,755)
Cash, beginning of Period/Year	9,919	16,674
Cash, end of Period/Year	$ 5,951	$ 9,919

See accompanying notes to financial statements

Expo Resources Inc.
Notes to Financial Statement
For the three months ended March 31, 2003

1. Mining interests

   The Company is planning to undertake exploration work on its 50% interest in the Burnt Basin Gold property Located in the Greenwood Mining Division, British Columbia. The property consists of 47 Units (approximately 3000 acres). The preliminary work will concentrate on an accurate sampling and mapping of the areas where previous sampling had identified high grade gold and silver deposits.

2. The Company has an accepted non-binding letter of intent with Black Sea Minerals Inc., a private Company, to acquire a minimum 75% interest in the Mayske Gold Project in the Republic of Ukraine. The property contains a gold deposit with proven reserves of 1,300,000 ounces of gold and an additional 500,000 ounces of gold in the probable category. These results were obtained through 55,788 meters of diamond drilling and 17,936 fire assayed samples. A 6 meter diameter exploration shaft has been sunk to a depth of 201 meters on the northern part of the deposit. The Company will conduct due diligence on the project with the intent to place the project into production subject to favourable terms, conditions and the availability of suitable financing.

3. Financings Activities

Issued: Balance, December 31, 2002	2,700,000	$105,000

AGREEMENT OF PURCHASE AND SALE


03 APR 23 AM 7:21

This Agreement is dated for reference October 15, 2002

Between: Steve Baran
1239 Sir David Drive
Oakville, Ontario L6J 6Y9
(hereinafter referred to as the "Vendor")

And: Expo Resources Inc.
1239 Sir David Drive
Oakville, Ontario L6J 6Y9
(hereinafter referred to as the "Purchaser")

Whereas: (A)

The Vendor is the sole owner of a 100% interest in the following mining claims located in the Greenwood Mining Division, British Columbia, recorded under the Mineral Act of British Columbia:

Molly Gibson	Tenure number	393541	20 Units
Motherlode	Tenure number	393542	20 Units
Lode #1	Tenure number	395681	1 Unit
Lode #2	Tenure number	395682	1 Unit
Lode #3	Tenure number	395683	1 Unit
Lode #4	Tenure number	395684	1 Unit
Lode #5	Tenure number	395685	1 Unit
Lode #6	Tenure number	395686	1 Unit
Lode #7	Tenure number	395687	1 Unit

The Vendor hereby declares that the above noted claims are free and clear without impediment, legal or otherwise, which would prevent it from entering into an unencumbered contract. The Vendor hereby agrees to rovide to the Purchaser copies of the registered tenure documents.

This Agreement constitutes an assignment of a Fifty Per Cent (50%) interest of a One Hundred Per Cent (100%) interest in the above noted mining claims as per an agreement of sale dated the 29th day of July 2002 between the Vendor and the original owner of the claims, John W. Carson, P.O. Box 1977, Grand Forks, British Columbia V0H 1H0.

AND WHEREAS the Vendor wishes to sell a Fifty Per Cent (50%) interest in the mineral claims.

AND WHEREAS the Purchaser wishes to purchase a Fifty Per Cent (50%) interest in the mineral claims.

The parties hereto agree to the following terms and conditions:

1.
The Purchaser will provide 825,000 common shares of the capital of Expo Resources Inc. on the signing of this Agreement. Receipt of which is herein acknowledged.

2.
The Purchaser herein agrees to pay a 1% Net Smelter Return (NSR) to the original owner of the mineral claims, John W. Carson. The NSR will be capped at Two Hundred and Fifty Thousand Dollars ($250,000.00) and will be provided for by paying Ten Thousand Dollars ($10,000.00) on or before the anniversary date of the original agreement with John W. Carson which is July 29, 2002, each year as a prepaid royalty fee.

3.
Failure to meet the outlined payment schedule will terminate this Agreement without penalty to either party.

4.
Permiter clause, the parties to this Agreement agree that any claims staked within one kilometer of the herein described claims, staked by either party, will be part and parcel of this Agreement.

5.
The Purchaser herein agrees to keep the described mineral claims in good standing by filing work or paying cash in lieu of work on or before April 30, 2003.

6.
This Agreement may not be changed orally but only by an agreement in writing between the parties. However, the parties to this Agreement herein agree to execute any other documents, assurances, or do any other acts or deeds necessary to carry out the true intent of this Agreement fully and effectively.

7.
This Agreement shall enure to the benefit of and be binding upon the parties hereto and their heirs, executors, successors or assigns.

 – continued on page 3

IN WITNESS WHEREOF the parties hereto have executed these presents.

Pauline Popowich	Steve Baran
Witness	Steve Baran, Vendor
Pauline Popowich	Steve Baran
Witness	Expo Resources Inc. Purchaser

Expo Resources Inc.
1239 Sir David Drive
Oakville, Ontario L6J 6Y9

Tel: (905) 829 0003
Fax: (905) 829 0464

January 23, 2003

Black Sea Minerals, Inc.
#908 - 525 Seymour Street
Vancouver, BC
Canada V6B 3H7

Attention: Mr. Walter Stunder, President

Re: Black Sea Minerals, Inc. and Mayske Gold Deposit

LETTER OF INTENT

Dear Mr. Stunder:

This letter is our undertaking on a non-exclusive and best efforts basis to buy Black Sea Minerals, Inc. for the sum of Seven Hundred and Seventy-Five Thousand United States Dollars (US$775,000.00) on terms and conditions to be negotiated and to our mutual satisfaction and subject to our due diligence. The following to be included in the purchase price.

(a) The controlling block of shares of Black Sea Minerals, Inc. consisting of 3,000,000 shares plus any outstanding options out of a total of 4,240,815 shares issued to date. It is our understanding that an application has been submitted for an OTC.BB listing and that this pending application will qualify for a listing on the new BBX Stock Exchange in the United States as proposed by NASDQ.

(b) The Garnet Deposits consisting of the garnet quarry in Ivaniv and the tailings pond near Turbiv, both in the Ukraine. These deposits contain approximately 15,500,000 metric tons of high-grade garnets. Included are all the existing equipment and structures on the the properties. The full feasibility and market studies that have been completed for the project to be made available for our review.

(c) The Mayske Gold Deposit, Odessa Region, Ukraine which contains 1,300,000 ounces of gold that are proven and 500,000 ounces of gold in the probable category. All equipment

and structures on the property will be included. It is our understanding that a minimum of 70% of this project will be included in this transaction. You and/or your assigns will retain 5% and the balance of 25% will be held by the Ukrainian government. It is our understanding that there are provisions to reduce the 25% interest of the Ukrainian government.

Note: We may wish to undertake the Mayske project on its own merits and not to have it included in this Letter of Intent. You hereby agree to such a potential arrangement.

You hereby warrant that you have all the necessary permits and approvals for the transaction contemplated in this Letter of Intent to proceed and that you will act as the liason between ourselves and the Ukrainian government.

We will require that the existing management of Black Sea Minerals, Inc. to remain in place for a minimum of two (2) years. The remuneration to be negotiated.

We would undertake to raise the necessary funding for the projects as and when required. You agree to make available to us the sources that you have already contacted who have expressed an interest in providing financing for the projects once Black Sea Minerals, Inc. has been listed for trading on the OTC.BB

By signing this letter you agree that if a written firm offer by another reliable party is received that you will grant us a first right of refusal good for Twenty-one (21) days to match that offer and our inability to do so will render this Letter of Intent to be null and void. The Non-circumvention, Non-disclosure Agreement which we both signed on January 14, 2003 will be applicable on acceptance of this Letter of Intent.

Yours truly

Steve Baran
President

Accepted on behalf of Black Sea Minerals, Inc.

____
Walter Stunder, President

Dated in Vancouver, BC this 23rd day of January 2003

Sent via fax to 1-604-685-1596

Expo Resources Inc.
1239 Sir David Drive
Oakville, Ontario L6J 6Y9

Tel: (905) 829 0003
Fax: (905) 829 0464

Mayske Gold Deposit

The Mayske gold deposit is located approximately 250 kilometers south of Kiev along the main Kiev-Odesa highway. Briefly, the characteristics of the Mayske Gold Deposit are as follows:

- Located on a paved road and access to a railroad
- Has 55,788 meters of diamond drilling
- 17,936 samples were taken for fire assaying
- Visible gold has been observed in 40% of the drill holes
- The gold hosting sequence is 80 – 220 meters wide
- There are 10 more gold promising manifestations in the area
- A 201 meter vertical shaft has been conctructed
- The property is located in a temperate climate at 48 degree latitude
- The proven reserves of the deposit are 1,300,000 ounces of gold
- There is an additional 500,000 ounces of gold in the probable category

The amount of work carried out on the deposit to date is equivalent to US $10 million.

Political History & Assessment

Brief Summary

Prior to the break up of the U.S.S.R, Ukraine had 0.2% of the world population but approximately 6% of the worlds mining. Mining is a well-developed and well defined industry in Ukraine due to its size and complexity. To give some scope of the mining activity, Ukraine has over 24 billion tones of tailings. There are laws in Ukraine concerning these tailings. The mining laws in Ukraine were codified in 1997 and amendments have been made since then as required. These laws were drafted with the help of the legal profession in Alberta.

Ukrainian Legislation Guarantees:

- Exemption of foreign investments from nationalization or requisitions.
- Property rights in various forms.
- Five-year tax holiday since the declaration of the first taxable income, and subsequently, payment of taxes in the amount of 50% of current rates stipulated by the Ukrainian legislation.

  30%
- Reduction of taxable income by the amount of funds reinvested in businesses in Ukrainian territory.
- Free and prompt remittance of profits abroad.
- Licenses are allocated for the period of 25-50 years

On July 15,2001, the Supreme Council of Ukraine passed a law, which makes the precious gems and metals the property of the extractor.
Since Ukraine received its independence, it has made slow but steady progress in its mining of gold. At first, gold was100% the property of the state. However, Canada played a major role in changing that position. In 1995 when Dr. O.I. Zaritsky, The Vice Minister of geology of Ukraine visited Canada, he studied the Canadian gold mining laws. He has moved from his position of 100% state ownership to private ownership. He was given much information with regard to

ownership of land; taxation and marketing of gold. His deputy, Dr. D.S. Hursky, who is now Vice Minister of Geology, also studied the material. He is now a supporter of private investment in gold. Many of the old time supporters of the state ownership of gold have died and been replaced by people with a more flexible viewpoint.

This has resulted in the contract which gives (CONFIDENTIAL) 75% ownership, which is the first contract offering such terms.

The most important factor of doing business in Ukraine is that Marsh Canada Ltd will give Political Risk Insurance for Ukraine, which covers Confiscation, Expropriation and Nationalization. They provide 100% indemnity at an annual premium rate of .95 per annum. Generally it is a three year policy. The maximum amount is 25,000,000. U.S.
Any amount larger will be covered by (MIGA) Multilateral Investment Guarantee Agency. They cover larger amounts.

There also exists a "no double taxation agreement" between Canada and Ukraine.
Ukraine is seeking to join the European Union and is making the necessary changes for a better investment climate.

In the next presidential election in 18 months, the leading candidate is Mr. Victor Yuschenko. He was able to make many changes while finance minister. He will continue the progress as he is very pro-western and is the leading candidate by a wide margin.

I trust this answers your questions. I will provide any information which is needed.

TRANSFER AGENCY AND REGISTRARSHIP AGREEMENT

Memorandum of Agreement, made as of the 15th day of April 2003.

B E T W E E N:

EXPO RESOURCES INC.
1239 Sir David Drive
Oakville, Ontario L6J 6Y9

[hereinafter referred to as the "Issuer"]

03 APR 23 AM 7:21

A N D:

EQUITY TRANSFER SERVICES INC.,
Suite 420, Richmond Adelaide Centre,
120 Adelaide Street West, Toronto, Ontario
Canada, M5H 4C3

[hereinafter referred to as "Equity"]

IT IS AGREED AND COVENANTED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

1. The "Issuer" having by resolution of its directors appointed "Equity" as Dividend Disbursing Agent, Transfer Agent and Registrar in Toronto of its shares, "Equity" accepts such appointment upon the terms hereinafter mentioned.

2. "Equity" shall keep at its office in Toronto the "Issuer's" share ledger, register and branch registers of transfers and share certificates, and subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors of the "Issuer", "Equity" shall:

   (a) make such entries from time to time in the books as may be necessary in order that the accounts of each shareholder of the "Issuer" may be properly and accurately kept and transfers of shares properly recorded; and

   (b) countersign and issue share certificates to the shareholders entitled thereto representing the shares held or transferred to them respectively.

3. "Equity" shall disburse dividends which may be declared from time to time on the shares of the "Issuer" and "Equity" is hereby authorized and directed to pay such dividends after receipt at its principal office of a certified copy of the resolution of the board of directors of the "Issuer" declaring such dividends.

4. The "Issuer" shall lodge with "Equity" certified specimens of the signatures of the Directors and/or Officers of the "Issuer" who are authorized to sign share certificates and other documents. The "Issuer" undertakes to provide "Equity" with all possible assistance in identifying the signatures of shareholders so that "Equity" may be in a position to guard against illegal transfers.

.../2

5. "Equity" may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons, or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer and, in so doing, "Equity" shall be held harmless by the "Issuer" from all liability and expense if it acted in good faith.

6. It shall not be the duty of "Equity" to pass on the validity of transfers of shares owing to death, transfers by parents or guardians, powers of attorney, transfers of replacements of share certificates lost, stolen, mutilated or destroyed, etc., and it is hereby authorized at "Equity's" discretion, to refer all documents relating to such transfers to the solicitors of the "Issuer", ______________________________, at the expense of the "Issuer", and "Equity" shall be entitled to rely absolutely upon their opinion.

7. Upon receipt of notice from the "Issuer" or from any shareholder that a certificate has become lost, stolen or destroyed, "Equity" agrees to place an appropriate notation on the register of shareholders to act in accordance with the instructions of the "Issuer" in the issuance of share certificates in substitution therefor.

8. "Equity" may from time to time refer any legal questions which may arise in connection with the performance of its duties hereunder to counsel for the "Issuer", at the expense of the "Issuer", or to its own counsel for an opinion thereon and shall be entitled to rely absolutely on such opinion.

9. The "Issuer" agrees that it will promptly furnish to "Equity" from time to time copies of all constating documents, amendments thereto and of all relevant by-laws and resolutions relating to the creation, amendment, allotment and issuance of shares of the "Issuer".

10. All share certificates surrendered to "Equity" on any transfer of shares or on exchanges of certificates in respect to any change in or reorganization of capital shall be cancelled by "Equity" and held by it for a period of six years. "Equity" shall not be required to hold such certificates after the expiry of such period, unless otherwise instructed by the "Issuer". In the event "Equity" is required to destroy any such certificates, the "Issuer" shall reimburse "Equity" for the cost thereof.

11. "Equity" agrees to faithfully carry out and perform its duties hereunder, and upon the termination hereof to deliver over to the "Issuer" the said books and any documents and papers connected therewith or with the business of the "Issuer" transacted hereunder, against a receipt executed by the "Issuer".

12. "Equity" shall be fully protected and held harmless by the "Issuer" in all cases where "Equity" has acted in accordance with the "Issuer's" instructions. The "Issuer" shall indemnify and save "Equity" harmless from and against all losses, claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of "Equity's" discharge of its duties as Transfer Agent and Registrar, save and except any of the foregoing arising from "Equity's" gross negligence, recklessness or wilful misconduct.

13. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby attorn to the jurisdiction of the courts of the Province of Ontario.

14. "Equity's" fees for the above mentioned services shall be those in effect from time to time in accordance with its tariff of fees which is subject to revision during the term of this agreement. The current rates are shown on the accompanying Schedule "A".

.../3

15. This Agreement may be terminated by either party on three months' notice in writing being given to the other at the address set out above or at such other address of which notice has been given. This Agreement may be terminated by "Equity" on one week's notice in writing to the "Issuer" in the event the "Issuer" refuses or fails to pay an invoice for fees and expenses, or other demand for payment issued or made pursuant to this Agreement by "Equity", within 60 days of the original invoice or demand. Upon termination of this Agreement and upon payment by the "Issuer" to "Equity" of all moneys owing to "Equity" hereunder, "Equity" shall deliver to the "Issuer" the registers and ledgers maintained by it hereunder and any documents connected therewith or with the business of the "Issuer" transacted hereunder.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto at Toronto, the day and year first above written.

EQUITY TRANSFER SERVICES INC.

Per: ______________________________
Name:
Office:

Per: ______________________________
Name:
Office:

EXPO RESOURCES INC.

Per: ______________________________
Name: **Steve Baran**
Office: **President**

Per: ______________________________
Name:
Office:

CERTIFICATE OF INCUMBENCY

EQUITY TRANSFER SERVICES INC.
Suite 420 - Richmond Adelaide Centre
120 Adelaide Street West
Toronto, Ontario M5H 4C3

Aoril 15, 2002
Date

I, Steve Baran, of the City of Oakville, in the Province of Ontario, Certify that:

1. I am the President (Officer's Position) of Expo Resources Inc. (Company)

2. The following is a list of Officers with their signatures who are qualified to sign documents and other instruments for:

Expo Resources Inc.
(Company)

Name	Position	Signature
Steve Baran	President	[signature]

Expo Resources Inc.
(Company)

Per: [signature]
Steve Baran

LIST OF OFFICERS AND DIRECTORS

April 15, 2003

EQUITY TRANSFER SERVICES INC.
Suite 420 - Richmond Adelaide Centre
120 Adelaide Street West
Toronto, Ontario
M5H 4C3

Dear Sirs:

I HEREBY CERTIFY that the Directors of the Corporation are:

Steve Baran

Richard Williams

Julien Elfenbein

I further certify that the following are the Officers of the Corporation:

Steve Baran, President

Richard Williams Secretary

Expo Resources Inc.
(Company)

Per: President
(Title)

"BE IT RESOLVED THAT:

1. Equity Transfer Services Inc., hereinafter referred to as "Equity", at its office in the City of Toronto be and it is hereby appointed Transfer Agent and Registrar for the shares in the capital stock of the Company; and,

2. The Transfer Agent and Registrarship Agreement (the "Agreement") made as of the

   15th day of **April, 2003** between Equity and under which Equity will provide the Issuer with transfer and registrar services be hereby approved; and,

3. The Directors and/or proper Officers of the Issuer be and they are hereby authorized to execute the Agreement and are authorized to do all acts and things and to execute and deliver all documents or instruments in writing as may be considered necessary or desirable to carry out the terms of these resolutions".

* * * * * *

CERTIFIED to be a true copy of a Resolution passed by the Board of Directors of

Expo Resources Inc.

and which Resolution is in full force and effect as of the date hereof.

President

(Title)

EQUITY
TRANSFER
SERVICES INC.

Expo Resources Inc
Common Shares
CUSIP :
Shareholder Report (A-Z)

As of the close of business : 2003/04/16
Total Shares Outstanding : 2,675,000

Certified by :
Steve Baran, President

9,000
CAROL ALEXANDER
17 ESQUIRE ROAD
AGINCOURT On M5T 1G1
CANADA

8,000
ANGELO ANOTANNACI
50 AWOOD PLACE
CHEEKTOWAGA NY 14225
USA

70,000
PAUL BARAN
1239 SIR DAVID DRIVE
OAKVILLE On L6J 6Y9
CANADA

155,000
PAULINE BARAN
1239 SIR DAVID DRIVE
OAKVILLE On L6J 6Y9
CANADA

70,000
PETER BARAN
1239 SIR DAVID DRIVE
OAKVILLE On L6J 6Y9
CANADA

1,575,000
STEVE BARAN
1239 SIR DAVID DRIVE
OAKVILLE On L6J 6Y9
CANADA

10,000
BARBARA BYINGTON
1893 MACALPHINE ROAD R R # 3
GANANOQUE On K7G 2V5
CANADA

15,000
L K BYINGTON
1893 MACALPHINE ROAD R R # 3
GANANOQUE On K7G 2V5
CANADA

10,000
KEITH CONNOLLY
160 EAST ONWENTSIA
LAKE FOREST IL 60045
USA

21,000
AL DIBATTISTA
8 MOSSBANK DRIVE
BRAMPTON On L6W 3S6
CANADA

15,000
JANET DICATTISTA
8 MOSSBANK DRIVE
BRAMPTON On L6W 3S6
CANADA

4,000
DEBBIE DURISIN
12723 SEBRING BLVD.
TAMPA FL 33618
USA

10,000
RICHARD DURISIN
12723 SEBRING BLVD
TAMP FL 33618
USA

10,000
LESLIE DALE FOX
820 SOUTH MACARTHER
COPPEL TX 75019-4299
USA

9,000
CHESTER GAYDA
27 NEWSTEAD RD
TORONTO ON M9P 3G2
CANADA

10,000
GERALDINE GIRMAN
4396 GLIDDEN DRIVE
STURGEON BAY WI 54235
USA

15,000
TOM GIRMAN
4396 GLIDDEN DRIVE
STURGEON BAY WI 54235
USA

4,500
JOLENE GUTHRIE
1264 TECUMSEH PARK DRIVE
MISSISSAUGA On L5H 2W4
CANADA

<u>4,500</u>
WAYNE GUTHRIE
1264 TECUMSEH PARK DRIVE
MISSISSAUGA On L5H 2W4
CANADA

<u>50,000</u>
STASIA HORACZKO
211 KING STREET
WELLAND On L3B 5W1
CANADA

<u>15,000</u>
ALEXANDRA HOWARD
54 AVOCADO STREET
OTTAWA On K1V 9C6
CANADA

<u>10,000</u>
RANDY HUNT
7115 OAK WALK
HUMBLE TX 77346
USA

<u>20,000</u>
JOHN KUSNIR
79 KINGSWAY CRESCENT
ETOBICOKE On M8X 2R7
CANADA

<u>12,000</u>
KEN KUSNIR
79 KINGSWAY CRESCENT
ETOBICOKE On M8X 2R7
CANADA

<u>10,000</u>
MARY KUSNIR
79 KINGSWAY CRESCENT
ETOBICOKE On M8X 2R7
CANADA

<u>10,000</u>
ELAIN LAZAR
217 HOSPITAL STREET
TAYLOR PA 18517
USA

<u>15,000</u>
JOSEPH LAZAR
217 HOSPITAL STREET
TAYLOR PA 18517
USA

<u>4,000</u>
PAUL LAZAR
217 HOSPITAL STREET
TAYLOR PA 18517
USA

<u>5,000</u>
CONITA LYLE
5811 ORCHID LANE
DALLAS TX 77346
USA

<u>15,000</u>
DOUGLAS MOORE
211 HOLMES POINT ROAD
PEFFERLAW On L0E 1N0
CANADA

<u>10,000</u>
JEAN MOORE
211 HOLMES POINT ROAD
PEFFERLAW On L0E 1N0
CANADA

<u>10,000</u>
MARY MURRAY
BOX 463, R R # 5
BOLTON On L7E 5S1
CANADA

<u>4,000</u>
MIKE MURRAY JR
5509 FIFTH LINE, R R # 2
HILLSBURGH On N0B 1Z0
CANADA

<u>10,000</u>
MICHAEL MURRAY SR
BOX 463 R R # 5
BOLTON On L7E 5S1
CANADA

<u>15,000</u>
AL NAPLES
69 BREADNER DRIVE
ETOBICOKE On M9R 3M5
CANADA

<u>15,000</u>
GAYLE NAPLES
69 BREADNER DRIVE
ETOBICOKE On M9R 3M5
CANADA

20,000
MARGARET PANCOVCIN
385 KERRYBROOK DRIVE
RICHMOND HILL On L4C 3R4
CANADA

10,000
MIKE PANCOVCIN
385 KERRYBROOK DRIVE
RICHMOND HILL On L4C 3R4
CANADA

10,000
K. H. PIRBHAI
87 PORT MASTER DRIVE
ST. CATHERINES On L2N 7H5
CANADA

20,000
LARRY RAMPONE
2 CHESNUT LANE
SHANTY BAY On L0L 2L0
CANADA

200,000
SEENA DEVELOPMENTS LTD
1723 LAKESHORE ROAD WEST
MISSISSAUGA On L5J 1J4
CANADA

10,000
EDWARD SIMKO
17 ANDROA AVENUE
WELLAND On L3L 4L3
CANADA

10,000
MARY SIMKO
17 ANDORA AVENUE
WELLAND On L3L 4L3
CANADA

7,500
CLIFFORD TOMAS
2 CHESNUT LANE
SHANTY BAY On L0L 2L0
CANADA

20,000
RUTH TOMAS
2 CHESNUT LANE
SHANTY BAY On L0L 2L0
CANADA

7,500
VICTORIA TOMAS
4046 FARRIER COURT
MISSISSAUGA On L5L 2Y4
CANADA

10,000
MARGARET TUROSKY
4187 RENOAK COURT
MISSISSAUGA On L5C 4K3
CANADA

10,000
MIKE TUROSKY
4187 RENOAK COURT
MISSISSAUGA On L5C 4K3
CANADA

10,000
CARMELLA VASSALLO
2250 DOULTON DRIVE
MISSISSAUGA On L5H 3M1
CANADA

25,000
KATHERINE WELLER
2550 THOMAS ST, UNIT 77
MISSISSAUGA On L5M 5N8
CANADA

25,000
ROBERT WELLER
2550 THOMAS ST. UNIT 77
MISSISSAUGA On L5M 5N8
CANADA

10,000
ALLAN WHITE
P O BOX 670152
DALLAS TX 75367
USA

15,000
RICHARD WILLIAMS
120 ADELAIDE ST W APT 512
TORONTO On M5H 1T1
CANADA


EQUITY
TRANSFER
SERVICES INC.

Expo Resources Inc

Common Shares

As-of : Wednesday April 16,2003

Range	Shares	Accounts	% Accounts
< 99	0	0	0.00
100 to 499	0	0	0.00
500 to 999	0	0	0.00
1000 to 9999	67,000	11	20.75
>10000	2,608,000	42	79.25
Totals	**2,675,000**	**53**	**100.00**


Participant
NGI Menu

Certified by :

Steve Baran, President

TOP 20 Shareholders

Expo Resources Inc
Common Shares
1734
As of 2003/04/16

17-Apr-03

Account Number	Account	Shares
679968	BARAN STEVE 1239 SIR DAVID DRIVE OAKVILLE On L6J 6Y9	1,575,000
679969	SEENA DEVELOPMENTS LTD 1723 LAKESHORE ROAD WEST MISSISSAUGA On L5J 1J4	200,000
679976	BARAN PAULINE 1239 SIR DAVID DRIVE OAKVILLE On L6J 6Y9	155,000
679974	BARAN PAUL 1239 SIR DAVID DRIVE OAKVILLE On L6J 6Y9	70,000
679975	BARAN PETER 1239 SIR DAVID DRIVE OAKVILLE On L6J 6Y9	70,000
680006	HORACZKO STASIA 211 KING STREET WELLAND On L3B 5W1	50,000
679989	WELLER ROBERT 2550 THOMAS ST. UNIT 77 MISSISSAUGA On L5M 5N8	25,000
679990	WELLER KATHERINE 2550 THOMAS ST, UNIT 77 MISSISSAUGA On L5M 5N8	25,000
679995	DIBATTISTA AL 8 MOSSBANK DRIVE BRAMPTON On L6W 3S6	21,000
679999	KUSNIR JOHN 79 KINGSWAY CRESCENT ETOBICOKE On M8X 2R7	20,000

Account Number	Account	Shares
680001	PANCOVCIN MARGARET 385 KERRYBROOK DRIVE RICHMOND HILL On L4C 3R4	20,000
680004	TOMAS RUTH 2 CHESNUT LANE SHANTY BAY On L0L 2L0	20,000
680005	RAMPONE LARRY 2 CHESNUT LANE SHANTY BAY On L0L 2L0	20,000
679998	NAPLES GAYLE 69 BREADNER DRIVE ETOBICOKE On M9R 3M5	15,000
679983	HOWARD ALEXANDRA 54 AVOCADO STREET OTTAWA On K1V 9C6	15,000
679981	BYINGTON L K 1893 MACALPHINE ROAD R R # 3 GANANOQUE On K7G 2V5	15,000
679978	LAZAR JOSEPH 217 HOSPITAL STREET TAYLOR PA 18517 USA	15,000
679977	GIRMAN TOM 4396 GLIDDEN DRIVE STURGEON BAY WI 54235 USA	15,000
444860	WILLIAMS RICHARD 120 ADELAIDE ST W APT 512 TORONTO On M5H 1T1	15,000
679982	MOORE DOUGLAS 211 HOLMES POINT ROAD PEFFERLAW On L0E 1N0	15,000
679996	DICATTISTA JANET 8 MOSSBANK DRIVE BRAMPTON On L6W 3S6	15,000
679997	NAPLES AL 69 BREADNER DRIVE ETOBICOKE On M9R 3M5	15,000
		2,406,000

Geographic Summary

Expo Resources Inc
Common Shares
As-of 2003/04/16

		Accounts	Shares	% Accounts	% Shares
CANADA					
	ON	40	2,554,000	75.47%	95.48%
CANADA		40	2,554,000	75.47%	95.48%
USA					
	FL	2	14,000	3.77%	0.52%
	IL	1	10,000	1.89%	0.37%
	NY	1	8,000	1.89%	0.30%
	PA	3	29,000	5.66%	1.08%
	TX	4	35,000	7.55%	1.31%
	WI	2	25,000	3.77%	0.93%
USA		13	121,000	24.53%	4.52%
Grand Total:		53	2,675,000		

Equity Transfer Services Inc. 120 Adelaide St. West Suite 420 Toronto Ontario M5H 4C3 Tel 416-361-0152 Fax 416-361-0470